U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


FORM 3

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and Address of Reporting Person:

     JURICK                 GEOFFREY                    P.
    ------------------------------------------------------------
    (Last)                    (First)                 (Middle)

     C/O EMERSON RADIO CORP.
         9 ENTIN ROAD
    ------------------------------------------------------------
    (Street)

    PARSIPPANY                NEW JERSEY              07054
    ------------------------------------------------------------
    (City)                     (State)                 (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year):

                    12/10/96

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol:

                  SPORT SUPPLY GROUP, INC. (NYSE-GYM)

5.  Relationship of Reporting Person to Issuer (Check all applicable):

  X  Director                          X  10% Owner
-----                                -----

  X  Officer (give title below):          Other (specify below):
-----                                -----
                         CHAIRMAN
                    ------------------

6.  If Amendment, Date of Original (Month/Day/Year):


             TABLE I - Non-Derivative Securities Beneficially Owned


 1.Title of Security      2.Amount of    3.Ownership    4.Nature of
   (Instr.4)                Securities     Form           Indirect
                            Beneficially   (Direct (D)    Beneficial
                            Owned          or             Ownership
                            (Instr.4)      Indirect       (Instr.5)
                                           (I)) (Instr.
                                           5)
  ------------------       -------------   -----------    -----------
   COMMON STOCK*                 0             N/A            N/A


      Reminder:   Report  on  a  separate line  for  each  class  of  securities beneficially owned directly or indirectly.


     TABLE II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1.Title   2. Date         3.Title       4.Conversion   5.Owner-    6.Nature
  of         Exercisable    and Amount    or Exercise    ship        of
  Deriva-    and            of            Price of       Form of     Indirect
  tive       Expiration     Securities    Derivative     Deriva-     Bene-
  Security   Date (M/D/Y)   Underlying    Security       tive        ficial
  (Instr.4)                 Derivative                   Security:   Owner-
                            Security                     Direct      ship
                            (Instr.4)                    (D) or      (Instr.
                                                         Indirect    5)
                                                         (I)
                                                         (Instr.
                                                         5)
 ----------  ----------     ----------    ----------    ----------   --------
  WARRANTS*  12/10/96--      1,000,000       $7.50          N/A         N/A
             12/10/2001      SHARES OF
                             COMMON
                             STOCK


Explanation of Responses:

* As a result of the previous purchases by Emerson Radio Corp. ("Emerson") of 669,500 shares of the Common Stock of Sport Supply Group, Inc. (the "Company") and the purchase by Emerson of an additional 1,600,000 shares of Common Stock of the Company pursuant to the Securities Purchase Agreement, dated November 27, 1996, between Emerson and the Company, Emerson presently owns 2,269,500 shares of the Company's Common Stock or approximately 27% of the Company's outstanding Common Stock. Additionally, the Company granted Emerson Warrants to purchase up to 1,000,000 shares of the Common Stock of the Company at an exercise price of $7.50 per share, subject to adjustments. Assuming Emerson's full exercise of the Warrants, Emerson will be the beneficial owner of 3,269,500 shares of the Common Stock of the Company, which will represent 34.9% of the outstanding shares of Common Stock of the Company.

Mr. Jurick, directly and indirectly, beneficially owns 72.3% of the outstanding shares of Emerson's Common Stock and is the Chairman of the Board and Chief Executive Officer of Emerson and, therefore, may be deemed to control Emerson. As a result of such control, Mr. Jurick may be deemed to beneficially own the Common Stock of the Company beneficially owned by Emerson. Mr. Jurick disclaims any such beneficial ownership.



               /s/ Geoffrey P. Jurick               12/10/96
               -------------------------------     ----------
               **Signature of Reporting Person         Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).